FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

September 29, 2005

Commission File Number: 001-32328

MECHEL OAO

(Translation of registrant’s name into English)

Krasnopresnenskaya Naberezhnaya 12

Moscow 123610

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL APPOINTS A NEW CHIEF FINANCIAL OFFICER

Moscow, Russia - September 29, 2005 – Mechel OAO (NYSE: MTL) announces the appointment of Alex Polevoy as its Chief Financial Officer.  Alex Polevoy will start his new position on October 1, 2005.

As CFO, Alex Polevoy will be responsible for the development strategy of Mechel’s financial department, financial planning, US GAAP reporting, implementation of internal controls, integration and unification of Mechel’s subsidiaries operations, and operational management of the financial division.

“We are very happy that our team is joined by a high-level professional, experienced in working in major international companies that have large-scale operations.  We hope that his expertise and competence will allow Mechel to successfully implement its strategy of financial development and to further strengthen its market position,” Mechel’s CEO, Vladimir Iorich, commented on the appointment.

“I am thankful that I have the opportunity to work in such a dynamic and successful company, which has made significant strides in a relatively short period of time, managing to become the first Russian NYSE-listed company in the industry, and compliant with the strict requirements applicable for public companies.  I hope that my work will enable Mechel to reach new heights in the future,” said Alex Polevoy.

Biography:

2001 – 2005:  TNK, TNK–BP, Director, Corporate Audit; Head of Monitoring and Control Group, Audit Committee of the Board of Directors.  In this capacity, Alex Polevoy managed development of internal audit and risk management system, was in charge of restructuring and performance improvement projects, implementation of financial reporting and planning systems, and the development of corporate governance system.

1999 – 2001:  Yukos EP (Exploration and Production), Vice President – Finance.  In this capacity, Alex Polevoy managed the introduction of planning and financial reporting systems, long-term performance improvement strategy development, and corporate restructuring program.

1993 – 1999: Alex Polevoy held executive positions in finance in Canada with ZCL Composites, in the mining and oil service industry with Central Asia Goldfields and International Energy Services.

Alex Polevoy graduated from Northern Alberta Institute of Technology with a degree in Finance and Accounting, and MacGill University with a degree in Advanced Financial Accounting and Management Financial Accounting.

Alex Polevoy is a Member of the Institute of Internal Auditors, New York

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Mechel OAO

Irina Ostryakova

Director of Communications

Phone: 7-095-258-18-28

Fax:     7-095-258-18-38

irina.ostryakova@mechel.com

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Mechel is one of the leading Russian mining and metals companies. Mechel unites producers of coal, iron ore, nickel, steel, rolled products, and hardware. Mechel products are marketed domestically and internationally.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

	By:	Vladimir Iorich
	Name:	Vladimir Iorich
	Title:	CEO

Date: September 29, 2005